HUNTON ANDREWS KURTH LLP
FOUNTAIN PLACE
1445 ROSS AVENUE
SUITE 3700
DALLAS, TEXAS 75202-2799

TEL          214 • 979 • 3000
FAX          214 • 880 • 0011

BRIAN R. MAREK
DIRECT DIAL: 214 • 468 • 3361
EMAIL: bmarek@huntonak.com

BETH A. WHITAKER
DIRECT DIAL: 214 • 468 • 3575
EMAIL: bwhitaker@huntonak.com

By EDGAR and Email August 24, 2018

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn:  Michael Clampitt, Senior Counsel

RE:	Bank7 Corp.
Draft Registration Statement on Form S-1
Submitted on July 12, 2018
CIK No. 001746129

Ladies and Gentlemen:

On behalf of our client, Bank7 Corp. (“Bank7” or the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 8, 2018 (the “Comment Letter”), with respect to the above-referenced filing.  Bank7 has also revised its initial Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 12, 2018 (the “Draft Registration Statement”) in response to the Staff’s comments and is publicly filing concurrently with this letter a Registration Statement on Form S-1 (the “Revised Registration Statement”), which reflects these revisions.  The Revised Registration Statement also includes updated financial information as of and for the six months ended June 30, 2018, and other changes that are intended to update and clarify certain information.

For your reference, copies of this letter, along with clean copies of the Revised Registration Statement and copies marked to show all changes from the Draft Registration Statement, are being delivered to the Staff under separate cover.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the letter.  Each of the Staff’s comments is set forth in italics, followed by Bank7’s response to the comment. All page references in our responses correspond to pages in the marked Revised Registration Statement.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON   LONDON   LOS ANGELES
MIAMI   NEW YORK   NORFOLK   RALEIGH/DURHAM   RICHMOND   SAN FRANCISCO   THE WOODLANDS   TYSONS   WASHINGTON, DC
www.HuntonAK.com

August 24, 2018

Prospectus Summary

Risks Related to Our Company and an Investment in Our Common Stock, page 8

1.          Please expand this disclosure to include the risks outlined in your risk factors on pages 18-20 related to credit exposure in the energy and hospitality industries, concentration in commercial real estate lending, the increased risks of commercial lending, that 37% of your loan commitments are to your 20 largest borrowers and that your 20 largest depositors accounted for 22% of deposits.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement as requested.  Please see the expanded disclosure on page 9 of the Revised Registration Statement.

Selected Historical Consolidated Financial And Operating Information, page 12

2.          Please revise the Allowance for loan losses to nonperforming loans ratio for the period ended March 31, 2018 and the years ended December 31, 2017 and 2016.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement as requested for the period ended June 30, 2018 and the years ended December 31, 2017 and 2016.  Please see page 13 of the Revised Registration Statement.

3.          Please revise the Cash and cash equivalents amounts presented to be consistent with the Cash and due from banks amounts appearing in the Consolidated Balance Sheets.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement as requested.  Please see page 12 of the Revised Registration Statement.

Risk Factors, page 16

4.          Consider adding risk factors for:

•	the distribution to S Corporation holders and the tax payment distribution and the effect on capital and growth in lending; and,

•	the increase and significance of over $290 million in loans maturing in one year or less (see page 60) and the reinvestment risk.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement to discuss the risks noted above.  Please see “We will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.” on page 40 of the Revised Registration Statement and “A substantial portion of our loan portfolio consists of loans maturing within one year, and there is no guarantee that these loans will be replaced upon maturity or renewed on the same terms or at all.” on page 24 of the Revised Registration Statement.

August 24, 2018

Risk Factors
Risks Relating to Our Business and Market
Our levels of nonperforming assets could increase, which would adversely affect our results of operations and financial condition ..., page 21

5.          We note that your definition of nonperforming loans as non-accrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings that are not performing in accordance with their modified terms is not consistent with the definition of nonperforming loans appearing on page 63. Please revise, as applicable.

Response:  In response to the Staff’s comment, the Company has revised the definition of nonperforming loans on page 68 of the Revised Registration Statement to be consistent with the definition of nonperforming loans appearing on page 25 of the Revised Registration Statement.

Use of Proceeds, page 43

6.          Please disclose whether the intended uses include investing additional capital in the Bank. If so, disclose the amount.

Response:  The Company does not intend to invest any portion of the net proceeds of the offering in the Bank as additional capital.  The Company has revised the Revised Registration Statement to clarify its use of proceeds.  Please see page 48 of the Revised Registration Statement.

Capital Ratios, page 44

7.          Please revise the capital ratio of Tangible equity to tangible assets at March 31, 2018 to be consistent with the ratio presented on page 13 under the title Selected Historical Consolidated Financial And Operating Information – Capital Ratios.

Response:  The Company has revised the Draft Registration Statement to reflect consistent capital ratios of tangible equity to tangible assets at June 30, 2018 on pages 13 and 49 of the Revised Registration Statement.

August 24, 2018

Capitalization , page 44

8.          Please consider expanding the presentation as of March 31, 2018 by presenting as adjusted columns for both the termination of the company’s election to be taxed as an S Corporation and then for the distributions to be paid to existing shareholders prior to presenting the effects of the net proceeds of the offering and the deduction of underwriting discounts and estimated offering expenses.

Response:  Based on our conversation with the Staff, the Company has not revised the presentation of its Capitalization table on pages 50-51 of the Revised Registration Statement.  The distribution to be paid to existing shareholders of the Company will occur immediately after the closing of the offering and solely from the proceeds of the offering.

Capitalization, page 44

9.          Revise to update through the most recent practicable date.

Response:  In response to the Staff’s comment, the Capitalization table has been updated as of June 30, 2018.  Please see pages 49-50 of the Revised Registration Statement.

Dilution, page 46

10.          Revise to update through the most recent practicable date and adjust the Tangible Book Value for the distributions identified on page 44.

Response:  In response to the Staff’s comment, the Dilution table has been updated as of June 30, 2018.  The Company has also revised the narrative above the Dilution table to indicate that the Tangible Book Value reflects the use of proceeds of the offering, including the distribution to be paid to existing shareholders immediately following the offering.  The distribution to be paid to existing shareholders immediately following the offering will be paid solely from the proceeds of the offering.  Please see page 51 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Comparability of Financial Results
S Corporation Status, page 49

11.          If the distribution to shareholders is not reflected in the latest balance sheet but would be significant to reported equity, please provide a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet. In addition, since a cash distribution to shareholders will be paid out of the proceeds of the offering rather than from the current year’s earnings, please present pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical Earnings Per Share.

Response:  Based on our conversation with the Staff, the Company has not revised its Draft Registration Statement for this comment.  The distribution to be paid to existing shareholders of the Company will occur immediately after the closing of the offering and solely from the proceeds of the offering.

August 24, 2018

12.          We note the discussion of the termination of the company’s status as an S Corporation and the disclosure of Pro Forma Income Tax Expense and Net Income for the impact of being taxed as a C corporation appearing on page 50. Please present pro forma tax and Earnings Per Share data on the face of the historical statements for the latest fiscal year and interim period.

Response:  In response to the Staff’s comment, the Company has prepared additional pro forma financial information related to the termination of its status as an S Corporation.  Please see “Unaudited Pro Forma Condensed Financial Information” beginning on page 16 of the Revised Registration Statement.

Results of Operations
Three Months Ended March 31, 2018 vs. Three Months Ended March 31, 2017
Net Interest Income and Net Interest Margin, page 53

13.          Please revise to disclose that the effects on interest income attributable to changes in interest rate reflect changes in rate multiplied by old volume pursuant to Item I C of Guide III. In addition, a similar change should be made on page 57.

Response:  In response to the Staff’s comment, the Company has revised the tables on pages 58 and 62 of the Revised Registration Statement to disclose that the effects on interest income attributable to changes in interest rate reflect changes in rate multiplied by prior volume.

Financial Condition
Total Assets
Nonperforming Assets, page 63

14.          Please revise the amounts of total past due loans presented in the total of past due and nonaccrual loans in the aging analysis as of December 31, 2017 and 2016 of $56 and $1,033, respectively to be consistent with the amounts presented in the aging analysis in Note 5: Loans and the Allowance for Loan Losses of $167 and $1,470 on page F-38.

Response:  In response to the Staff’s comment, the Company has revised the amounts of total past due loans presented in the total of past due and nonaccrual loans in the aging analysis of December 31, 2017 and 2016 beginning on page 68 of the Revised Registration Statement to be consistent with the amounts presented in the aging analysis in Note 5 of the Company’s audited financial statements beginning on page F-38 of the Revised Registration Statement.

August 24, 2018

Deposits, page 67

15.          Please revise the weighted average rates of Interest-bearing Time deposits and Total interest-bearing deposits for each of the periods presented to be consistent with the rates presented in the Average Balance Sheets appearing on pages 52 and 56.

Response:  In response to the Staff’s comment, the Company has revised the weighted average rates of its interest-bearing time deposits and total interest-bearing deposits for each of the periods presented to be consistent with the rates presented in the Average Balance Sheets.  Please see page 72 of the Revised Registration Statement.

Recent Accounting Pronouncements, page 74

16.          Please disclose here and on pages F-9 - F-10 and F-33 - F-34 of Note 1 – Nature of Operations and Summary of Significant Accounting Policies - Recent Accounting Pronouncements, to disclose the date on which the company will adopt the recent accounting pronouncements.

Response:  In response to the Staff’s comment, the Company has disclosed the date on which the Company will adopt the recent accounting pronouncements on pages 79, F-9 – F-10 and F-33 – F-34 of the Revised Registration Statement.

17.          Please revise the disclosure to state that the company is still assessing the impact of ASU 2014-09, 2016-01, 2016-02 and 2017-04 similar to your disclosures in the audited financial statements on pages F-9 - F-10 and F-33-F-34 of Note 1 – Nature of Operations and Summary of Significant Accounting Policies - Recent Accounting Pronouncements.

Response: In response to the Staff’s comment, the Company has revised the disclosure to state that the Company is still assessing the impact of certain ASUs on pages 79, F-9 – F-10 and F-33 – F-34 of the Revised Registration Statement.

August 24, 2018

Business
Lending Activities
Agricultural Loans, page 87

18.          You disclose that the agricultural loan portfolio totaled $63.8 million at March 31, 2018. Please revise the disclosure to be consistent with the amount of agricultural loans disclosed on pages 64, 83, F-11, F-12 and F-14.

Response:  In response to the Staff’s comment, the Company has revised its agricultural loan disclosure as of June 30, 2018 to be consistent throughout the Revised Registration Statement.  Please see pages 69, 88, 92 and F-11 – F-12 of the Revised Registration Statement.

Management, page 105

19.          Please revise your directors’ and executives’ biographies to clearly identify the time periods associated with their business experience over the past five years. Refer to Item 401(e) of Regulation S-K for guidance.

Response:  In response to the Staff’s comment, the Company has revised the directors’ and executive officers’ biographies to clearly identify the time periods associated with their business experience over the past five years beginning on page 110 of the Revised Registration Statement.

General

20.          Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company hereby undertakes to supplementally provide the Staff with copies any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act.

August 24, 2018

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact either Brian R. Marek at (214) 468-3351 or bmarek@huntonak.com or Beth A. Whitaker at (214) 468-3575 or bwhitaker@huntonak.com.

Sincerely,

/s/ Brian R. Marek

Brian R. Marek

/s/ Beth A. Whitaker

Beth A. Whitaker

cc:	Thomas L. Travis
Kelly J. Harris
William S. Anderson
Joshua T. McNulty